Securities and Exchange Commission
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                        (Amendment No. 3)
            Under the Securities Exchange Act of 1934

                   Universal Capital Management, Inc.
                   ----------------------------------
                          (Name of Issuer)

                Common Stock, par value $.001 per share
                ---------------------------------------
                   (Title of Class of Securities)

                   -----------------------------
                         (CUSIP Number)

                          David M. Bovi
                       319 Clematis Street
                            Suite 700
                 West Palm Beach, Florida 33401

                         (561) 655-0665
                 -------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 15, 2006
                ---------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.   [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________
1)  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    David M. Bovi
________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group
    (a) ____________
    (b) ____________


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________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________
4)  Source of Funds
    OO
________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

________________________________________________________________________
6)  Citizenship or Place of Organization

   United States of America
________________________________________________________________________
Number of Shares
Beneficially Owned
By Each Reporting   7)   Sole Voting Power                       500,000
Person With         ____________________________________________________
                    8)   Shared Voting Power

                    ____________________________________________________

                    9)   Sole Dispositive Power                  500,000
                    ____________________________________________________
                    10)  Shared Dispositive Power

________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

________________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                             [  ]

________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)     9.41%

________________________________________________________________________
14)  Type of Reporting Persons (See Instructions)

     IN
________________________________________________________________________


________________________________________________________________________

Item 1.    Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.


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Item 2.    Identity and Background.

This statement is filed on behalf of David M. Bovi, a shareholder of the Issuer. Mr. Bovi's address is 319 Clematis Street, Suite
700, West Palm Beach, Florida 33401.

During the last five years, Mr. Bovi was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Bovi is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Mr. Bovi exercised options to purchase 400,000 shares of the Issuer's common stock on June 15, 2006 at an exercise price of $2.00 per share. Mr. Bovi made and delivered to the Issuer an $800,000 promissory note for payment of the shares. The promissory note is a twelve month note bearing interest at the rate of four and 8/10 percent (4.8%) per annum, and is fully collateralized by 400,000 shares of the Issuer's common stock pursuant to a security agreement of even date thereof.

Item 5.    Interest in Securities of the Issuer.

Mr. Bovi owns 500,000 shares of the Issuer's common stock. These securities represent 9.41% of the Issuer's outstanding common stock on June 15, 2006 (based upon 4,916,134 shares outstanding on April 14, 2006 as reported in the Issuer's Definitive Proxy Statement dated April 27, 2006, plus the 400,000 shares purchased by Mr. Bovi from the Issuer as described herein). Mr. Bovi has the sole power to vote and the sole power to dispose of such shares.

Item 7.    Material to be filed as Exhibits.

Exhibit
-------

  A.   Promissory Note
  B.   Security Agreement

________________________________________________________________________

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006             /s/ David M. Bovi
                                _________________________________
                                David M. Bovi



________________________________________________________________________

                            Exhibit A
                            _________

                         PROMISSORY NOTE

     THIS PROMISSORY NOTE is made as of the 15th day of June 2006 at 2601 Annand Dr., Suite #16, Wilmington, Delaware 19808.



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     FOR  VALUE  RECEIVED, the undersigned ("Maker") promises  to pay to the order of Universal Capital Management, Inc. ("Payee") the principal sum of Eight Hundred Thousand Dollars ($800,000) in lawful money of the United States of America (or as provided otherwise in this Promissory Note) with interest calculated on the balance remaining unpaid from time to time at the rate of Four and 8/10 percent (4.8%) per annum.

     Except as provided otherwise in this Promissory Note, (a) repayment shall be made in eleven (11) equal monthly installments of Seventy Two Thousand Dollars ($72,000) each, payable on the fifteenth day of each calendar month; (b) the first such payment shall be made on the fifteenth day of July, 2006; and (c) if not sooner paid in accordance with the terms hereof, all remaining principal and interest shall become due and payable on the first anniversary hereof.

     Maker may repay the principal hereof, in whole or in part, along with any interest thereon, upon Maker's delivery to Payee of shares of common stock of Payee owned by Maker. Any shares delivered to Payee by Maker pursuant to the preceding sentence shall be valued at Fair Market Value (as defined in the Payee's 2006 Equity Incentive Plan) on the date of Maker's election to repay this Promissory Note, so long as such shares are delivered by Maker to Payee within five business days of such election.

     Maker may prepay the principal hereof in whole or in part at any time and from time to time without penalty or premium; provided, however, that partial prepayments of principal shall be applied to the monthly installments due pursuant hereto in the inverse order of maturity.

     The obligations of this Promissory Note are fully secured by a Security Agreement entered into on the date hereof between the Maker and the Payee on terms satisfactory to Payee in accordance with the terms therein.

     Maker hereby irrevocably waives presentment, protest, notice of protest, and dishonor. If any installment of principal or interest is not paid within fifteen (15) days of the date when due, the holder hereof, at his option, may declare all remaining installments of principal immediately due and payable and proceed to collect the same at once.

Witness:


/s/ Cheryl Rummings                     /s/ David M. Bovi
________________________                _______________________
Cheryl Rummings                         David M. Bovi, Maker




                            Exhibit B
                            _________

                       SECURITY AGREEMENT

      THIS SECURITY AGREEMENT is made as of the 15th day of June 2006 at 2601 Annand Dr., Suite #16, Wilmington, Delaware 19808, by and between David M. Bovi, and individual ("Maker") and Universal Capital Management, Inc. ("Payee"). Concurrently with the execution of this security agreement ("Agreement"), Maker is executing and delivering to Payee a promissory note (the "Note") of even date hereof, in the principal amount of $800,000.

      In order to induce Payee to accept the Note as evidence of such loan, and as further security for the payment by Maker of the Note, Maker has agreed to pledge with Payee the collateral, as described below, on the terms and conditions set forth below.

In consideration of the premises, the parties agree as follows:

     1. As security for the payment of the Note by Maker to Payee, Maker pledges, assigns and delivers to Payee all of the right, title and interest to four hundred thousand shares of the capital stock of Payee, represented by Certificate No. _________ registered in the name of Maker. All such


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          shares together with any substitutions for them or
          additional shares of any class, pledged or intended to be pledged with Payee under this Agreement are here sometimes collectively called the "collateral".

     2. Maker represents, warrants and covenants to and with Payee that Maker is, on this date, the owner, free and clear of all liens, encumbrances and other charges or interests of others, of the abovementioned certificate for shares registered in Maker's name; that Maker will not sell, assign, transfer or otherwise dispose of, or mortgage, pledge or otherwise hypothecate, any of such shares other than described herein; and that Maker has full power and authority to transfer and pledge the shares stated with Payee as provided herein.

     3. Notwithstanding the provisions of paragraph 2 above, Maker shall have the right to sell, assign, transfer or otherwise dispose of, or mortgage, pledge or otherwise hypothecate, any of such shares to Payee in connection with Maker's repayment of the principal and interest of the Note, in whole or in part, pursuant to the terms of the Note.

     4. If no default shall have occurred and be continuing, Maker shall have the right to vote the shares stated and to exercise the other rights and privileges of the owner, but subject to the provisions of paragraph 2 above.

     5. Maker expressly agrees that (i) if, by virtue of a default by Maker under the Note, Payee shall accelerate the indebtedness in accordance with the terms of the Note; or (ii) if Maker shall violate or suffer any of the provisions of Section 2 above (called an "event of default"); Payee may, at its election, transfer the shares pledged hereto to its name and exercise all rights of owner in respect of such shares, including, without limitation, the right to vote such shares; and Maker irrevocably constitutes and appoints Payee, its attorney-in-fact to effectuate such transfer upon the books of Payee. In addition, Payee shall have all of the rights in respect of the collateral that are accorded it as a secured party under the Uniform Commercial Code. For the purpose of determining what constitutes reasonable notice of any sale of the collateral under the provisions of the Uniform Commercial Code, the parties agree that Thirty (30) days shall be sufficient.

     6. Maker waives demand, notice, protest and notice of acceptance of this Agreement and of all other demands and notices of any description not expressly provided for here that it may lawfully waive. No delay or omission by Payee in exercising any right under this Agreement, and no partial exercise of any right under this Agreement, shall operate as a waiver of such right or of any other right under this Agreement or provided for by law. No purported waiver of any right shall be effective unless in writing signed by Payee and no waiver on one occasion shall be construed as a bar to or waiver of any such right on any other occasion. All rights of Payee under this Agreement or by law are cumulative and the exercise of one shall not be construed as a bar to or waiver of any other.

     7. Upon payment in full of the Note, Payee shall transfer and deliver the collateral to Maker or to such other person or persons as Maker may direct, together with any stock power or powers delivered in connection with that by Maker.

     8. Notwithstanding any other provision of this Agreement, all notices and other communications given under or pursuant to this Agreement (hereafter collectively "notices") shall be in writing and shall be addressed to the party to receive them at its address or at such other address as it may later designate as provided below, and shall be sent by registered or certified mail, return receipt requested or any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail). Any party may, by like notice, change its address for receipt of further notices. Notices given in the manner stated shall be deemed given and served when mailed or sent or received.


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     9.   Maker agrees that he will at any time and from time to time, upon request, execute and deliver such further documents and do such further acts and things as Payee may reasonably request in order to more fully effectuate the purposes of this Agreement.

     10. This Agreement shall be binding upon and shall inure to the benefit of Maker and Payee, and subject to the restrictions set forth in Section 2 above in the case of Maker, Maker's respective legal representatives, successors and assigns. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware applicable to agreements made and to be performed wholly within that state. Maker and Payee agree that proper venue shall lie in New Castle County, Delaware.

      IN WITNESS WHEREOF, the undersigned has executed this Agreement as of date first written above.

Witnesses:
                                   UNIVERSAL CAPITAL

MANAGEMENT, INC.,


_________________                  /s/ Michael Queen
                                   ____________________________
Name:____________                      Michael Queen, president




/s/ Cheryl Rummings                /s/ David   M. Bovi
____________________               ______________________________
Cheryl Rummings                        David M. Bovi


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